Exhiibt 1.3

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

FOR THE YEARS ENDED DECEMBER 31, 2013 AND DECEMBER 31, 2012

Management’s Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Financial information appearing throughout our management’s discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management’s responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

“signed”	“signed”
Geoff Burns	A. Robert Doyle
President and Chief Executive Officer	Chief Financial Officer
March 26, 2014

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated income statements, statements of comprehensive (loss) income, cash flows and changes in equity for each of the years in the two year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for each of the years in the two year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013,

based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
March 26, 2014

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March  26, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
 March 26, 2014

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2013 and 2012 (in thousands of U.S. dollars)

	December 31, 2013	December 31, 2012 (Recast)
Assets
Current assets
Cash and cash equivalents (Note 25)	$249,937	$346,208
Short-term investments (Note 9)	172,785	196,116
Trade and other receivables (Note 8)	114,782	134,612
Income taxes receivable	40,685	18,671
Inventories (Note 10)	284,352	266,663
Derivative financial instruments (Note 8)	-	25
Prepaids and other current assets	9,123	9,546
	871,664	971,841
Non-current assets
Mineral properties, plant and equipment (Note 11)	1,870,678	2,205,252
Long-term refundable tax (Note 8)	9,801	9,937
Deferred tax assets (Note 28)	165	1,358
Other assets (Note 13)	8,014	7,291
Goodwill (Note 12)	7,134	198,946
Total Assets	$2,767,456	$3,394,625

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 14)	$125,609	$136,149
Loan payable (Note 15)	20,095	-
Provisions (Note 16)	3,172	7,022
Current portion of finance lease (Note 17)	4,437	12,473
Current income tax liabilities	29,319	52,217
	182,632	207,861
Non-current liabilities
Provisions (Note 16)	43,817	45,661
Deferred tax liabilities (Note 28)	285,947	326,171
Share purchase warrants (Note 8, 20)	207	8,594
Long-term portion of finance lease (Note 17)	5,717	24,377
Long-term debt (Note 18)	34,302	41,134
Other long-term liabilities (Note 19)	26,045	23,256
Total Liabilities	578,667	677,054

Equity
Capital and reserves (Note 20)
Issued capital	2,295,208	2,300,517
Share option reserve	21,110	20,560
Investment revaluation reserve	(137)	964
Retained (deficit) earnings	(133,847)	388,202
Total Equity attributable to equity holders of the Company	2,182,334	2,710,243
Non-controlling interests	6,455	7,328
Total Equity	2,188,789	2,717,571
Total Liabilities and Equity	$2,767,456	$3,394,625
Commitments and Contingencies (Notes 8, 29)
See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD ON MARCH 26, 2014

“signed”	Ross Beaty, Director	“signed”	Geoff A. Burns, Director

Pan American Silver Corp. Consolidated Income Statements
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)

	2013	2012 (Recast)
Revenue (Note 26)	$824,504	$928,594
Cost of sales
Production costs (Note 21)	(530,613)	(485,163)
Depreciation and amortization (Note 11)	(135,913)	(104,409)
Royalties	(26,459)	(35,077)
	(692,985)	(624,649)
Mine operating earnings	$131,519	$303,945

General and administrative	(17,596)	(20,790)
Exploration and project development	(15,475)	(36,746)
Impairment charge (Note 12)	(540,228)	(100,009)
Acquisition costs (Note 6)	-	(16,162)
Foreign exchange gains (losses)	(14,637)	5,577
Gain on commodity and foreign currency contracts	(4,551)	421
Gain on sale of mineral properties, plant and equipment (Note 6)	14,068	9,652
Other income and (expenses) (Note 27)	8,287	5,370
(Loss) earnings from operations	(438,613)	151,258

Gain on derivatives (Note 20)	16,715	24,159
Investment income	3,086	6,178
Interest and finance expense (Note 23)	(10,277)	(7,678)
(Loss) earnings before income taxes	(429,089)	173,917
Income taxes (Note 28)	(16,757)	(95,562)
Net (loss) earnings for the year	$(445,846)	$78,355

Attributable to:
Equity holders of the Company	$(445,851)	$78,201
Non-controlling interests	5	154
	$(445,846)	$78,355

(Loss) earnings per share attributable to common shareholders (Note 24)
Basic (loss) earnings per share	$(2.94)	$0.56
Diluted (loss) earnings per share	$(2.96)	$0.49
Weighted average shares outstanding (in 000’s) Basic	151,501	140,883
Weighted average shares outstanding (in 000’s) Diluted	153,430	142,442

Consolidated Statements of Comprehensive (loss) Income
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)
	2013	2012 (Recast)
Net (loss) earnings for the year	$(445,846)	$78,355
Items that may be reclassified subsequently to net earnings:
Unrealized net (losses) gains on available for sale securities (net of zero dollars tax in 2013 and 2012)	(2,163)	2,452
Reclassification adjustment for net losses (gains) on available for sale securities included in earnings (net of zero dollars tax in 2013 and 2012)	1,062	(3,634)
Total comprehensive (loss) income for the year	$(446,947)	$77,173

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(446,952)	$77,019
Non-controlling interests	5	154
	$(446,947)	$77,173

Pan American Silver Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars)

	2013	2012 (Recast)
Cash flow from operating activities
Net (loss) earnings for the year	$(445,846)	$78,355

Current income tax expense (Note 28)	55,691	101,050
Deferred income tax recovery (Note 28)	(38,934)	(5,488)
Depreciation and amortization (Note 11)	135,913	104,409
Impairment of mineral property (Note 12)	540,228	100,009
Accretion on closure and decommissioning provision (Note 16)	3,030	2,999
Unrealized (gains) losses on foreign exchange	(922)	6,124
Share-based compensation expense	2,173	4,142
Unrealized losses (gains) on commodity contracts (Note 8)	25	(25)
Gain on derivatives (Note 20)	(16,715)	(24,159)
Gain on sale of mineral property, plant and equipment (Note 6)	(14,068)	(9,652)
Changes in non-cash operating working capital (Note 25)	(1,673)	(11,062)
Operating cash flows before interest and income taxes	218,902	346,702

Interest paid	(3,425)	(3,639)
Interest received	2,138	2,575
Income taxes paid	(98,009)	(152,333)
Net cash generated from operating activities	$119,606	$193,305

Cash flow from investing activities
Payments for mineral properties, plant and equipment	(159,401)	(159,915)
Proceeds from short term investments	19,920	30,383
Acquisition of Minefinders, net of cash acquired (Note 6)	-	86,528
Proceeds from sale of mineral property, plant and equipment	13,681	1,692
Net refundable tax and other asset expenditures	452	1,989
Net cash used in investing activities	$(125,348)	$(39,323)

Cash flow from financing activities
Proceeds from issue of equity shares	-	3,195
Shares repurchased and cancelled (Note 20)	(6,740)	(41,749)
Dividends paid	(75,755)	(24,919)
Proceeds from short term loan (Note 15)	23,496	-
Payment of construction and equipment leases	(30,238)	(6,213)
Distributions to non-controlling interests	(925)	(1,074)
Net cash used in financing activities	$(90,162)	$(70,760)
Effects of exchange rate changes on cash and cash equivalents	(367)	85
Net (decrease) increase in cash and cash equivalents	(96,271)	83,307
Cash at the beginning of the year	346,208	262,901
Cash and cash equivalents at the end of the year	$249,937	$346,208
See accompanying notes to the consolidated financial statements.

Pan American Silver Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2013 and 2012 (in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained earnings (deficit)	Total	Non-controlling interests	Total equity
Balance, December 31, 2011	104,492,743	$1,243,241	$8,631	$2,146	$339,821	$1,593,839	$8,248	$1,602,087
Total comprehensive income
Net earnings for the year	-	-	-	-	78,201	78,201	154	78,355
Other comprehensive loss	-	-	-	(1,182)	-	(1,182)	-	(1,182)
	-	-	-	(1,182)	78,201	77,019	154	77,173
Transaction with owners
Shares issued on the exercise of stock options	288,796	4,947	(1,765)	-	-	3,182	-	3,182
Shares issued as compensation	57,369	1,060	-	-	-	1,060	-	1,060
Shares issued on the exercise of warrants	379	13	-	-	-	13	-	13
Shares repurchased and cancelled	(2,411,240)	(36,848)	-	-	(4,901)	(41,749)	-	(41,749)
Issued to acquire Minefinders	49,392,588	1,088,104	10,739	-	-	1,098,843	-	1,098,843
Issued on replacement awards	-	-	699	-	-	699	-	699
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(1,074)	(1,074)
Share-based compensation on option grants	-	-	2,256	-	-	2,256	-	2,256
Dividends paid	-	-	-	-	(24,919)	(24,919)	-	(24,919)
Balance, December 31, 2012 (Recast)	151,820,635	$2,300,517	$20,560	$964	$388,202	$2,710,243	$7,328	$2,717,571
Total comprehensive (loss) income
Net loss for the year	-	-	-	-	(445,851)	(445,851)	5	(445,846)
Other comprehensive loss	-	-	-	(1,101)	-	(1,101)	-	(1,101)
	-	-	-	(1,101)	(445,851)	(446,952)	5	(446,947)
Transaction with owners
Shares issued as compensation	94,659	1,035	-	-	-	1,035	-	1,035
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	(47)	(47)	(878)	(925)
Share-based compensation on option grants	-	-	550	-	-	550	-	550
Dividends paid	-	-	-	-	(75,755)	(75,755)	-	(75,755)
Balance, December 31, 2013	151,500,294	$2,295,208	$21,110	$(137)	$(133,847)	$2,182,334	$6,455	$2,188,789
See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1.	Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”).  Pan American Silver Corp is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation.  The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia.  Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

At December 31, 2013 the Company’s principal producing properties were comprised of the Huaron and Morococha mines located in Peru, the Alamo Dorado, La Colorada and Dolores mines located in Mexico, the San Vicente mine located in Bolivia and the Manantial Espejo mine located in Argentina.

The Company’s significant development project at December 31, 2013 was the Navidad project in Argentina.

2.	Summary of Significant Accounting Policies

a.    Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

These consolidated financial statements were approved for issuance by the Board of Directors on March 26, 2014.

b.    Basis of Preparation

The Company’s accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2013, and the comparative information as at December 31, 2012, which has been recast due to finalization of the purchase price allocation for the acquisition of Minefinders (note 6).

c.    Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. This occurs when the Company has  existing rights that give it the current ability to direct the relevant activities, is exposed, or has rights, to variable returns from its involvement with the investee when the investor's returns from its involvement have the potential to vary as a result of the investee's performance and the ability to use its power over the investee to affect the amount of the investor's returns. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as “net earnings attributable to non-controlling interest” in the consolidated statement of financial position, consolidated income statement. Total comprehensive income is attributable to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2013 and 2012 are presented in the following table:

Subsidiary	Location	Ownership Interest (2013)	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Investments in associates:  An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture.  Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity.  The Company’s share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement:  These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value.  Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation:  The consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s and each of the subsidiaries functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition.  When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement.  Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred.  The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs.  The costs to issue debt securities are capitalized and amortized using the effective interest method.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.

Control of a business may be achieved in stages.  Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control.  Additionally, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company’s concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices.  Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit and loss. Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date.  The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value.  The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred.  Subsequent changes in fair value are recognized in net earnings.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  Loans and receivables comprise ‘trade and other receivables’, ‘other assets’ and ‘cash’ in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement.  Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company’s right to receive payments is established.

(d) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

ii) Financial liabilities

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii) Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

•	The fair values of cash, and short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.
•	Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.
(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is ‘significant’ or ‘prolonged’ based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

A financial liability is de-recognized when the obligation under the liability is discharged, cancelled or expired. Gains and losses on de-recognition are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor’s insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within ‘doubtful accounts provision’. When a trade receivable is uncollectable, it is written off

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against ‘doubtful accounts provision’ in the income statement.

(viii) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.  Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.
Normal purchase or sale exemption: Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the “normal purchase or sale exemption” (with the exception of those with quotational period clauses, which result in the recognition of an embedded derivative. Refer to note 8b for more information). For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and cash in banks.  It also includes short-term money market investments that are readily convertible to cash with original terms of three months or less.  Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.

Short-term investments:  Short-term investments are classified as “available-for-sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost.  Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income.  Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials, and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal.  Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period is first estimated using the Mineral Resource model.  As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control.  The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.

The Company allocates direct and indirect production costs to by-products on a systematic and rational basis.  With respect to concentrate and dore inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and dore.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kenetics in the heap leach pads. Test work consists of leach columns of up to 400 day duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.
The ultimate recovery will not be known until the leaching operations cease.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries.  At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American’s emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part’s estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment.  The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid Value Added Tax and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter.  Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

•	Land – not depreciated
•	Mobile equipment – 3 to 7 years
•	Buildings and plant facilities – 25 to 50 years
•	Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
•	Exploration and evaluation – not depreciated until mine goes into production
•	Assets under construction – not depreciated until assets are ready for their intended use

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditures on exploration activity are not capitalized.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company’s intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property

Deferred Stripping Costs:  In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine’s production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.

Asset Impairment:  Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell (“FVLCTS”). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. This is often estimated using discounted cash flow techniques.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 “Impairment of Assets.” The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore body, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore body, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company’s cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company’s assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company’s sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced.  Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows,

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation:  The Company’s functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates.  Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments:  The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant.  Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant.  All other vesting conditions are excluded from the determination of fair value and included in management’s estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes:  Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other  comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item’s tax base is solely derived from

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share:  Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares.  This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.  This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period).  The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder’s option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion are used in the computing diluted earnings per share.

Borrowing Costs:  Borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)
capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

3.	Changes in Accounting Standards

Changes in Accounting Policies

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2013

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.  The application of IFRS 10 does not have an impact on the Company’s consolidated financial statements.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement.  The application of IFRS 11 does not have an impact on the consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  The Company has completed its assessment on this standard and concluded that this standard does not have a significant impact on the consolidated financial statements.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases;  measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. The Company has completed its assessment on this standard and concluded that this standard did not have an impact on the consolidated financial statements. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013. Additional disclosure on the fair value of certain financial instruments is included in the consolidated financial statements as a result of applying IFRS 13.

IAS 1 Presentation of Financial Statements (“IAS 1”) amendment, issued by the IASB in June 2011, requires an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted. The application of IAS 1 does not have a significant impact on the Company’s consolidated financial statements.

IAS 19 Employee Benefits amendment, issued by the IASB on June 2011 introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.   The application of the amended IAS 19 does not have a significant impact on the Company’s consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) useable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods.  The application of IFRIC 20 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting interpretation effective January 1, 2014

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments.  In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event.  IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy.  IFRIC 21 is effective for annual periods commencing on or after January 1, 2014.  The Company does not anticipate the application of IFRIC 21 to have a material impact on its consolidated financial statements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments is intended to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety and some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosure about investments in equity instruments measured at fair value in Other Comprehensive Income (“OCI”), and guidance on financial liabilities and derecognition of financial instruments.  The mandatory effective date will be added when all phases of IFRS 9 are completed with sufficient lead time for implementation.

4.	Significant Judgements in Applying Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

•
Capitalization of evaluation costs:  The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 12. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

•
Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized.  The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

•
Assets’ carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

•
Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates.  The Company has determined that its functional currency and that of its subsidiaries is the USD.  The determination of functional currency may require certain judgements to determine the primary economic environment.  The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

•
Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances.  A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

•
Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits.  These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.  As at December 31, 2013, the carrying amount of stripping costs capitalized was $59.2 million comprised of Manantial - $13.8 million, Dolores - $32.8 million and Alamo Dorado - $12.6 million (2012 - $23.6 million was capitalized comprised of $6.9, $13.5, and $3.2 million, respectively).

•
Replacement convertible debenture:  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract.  The holder subsequently selected the Silver Stream contract.  The convertible debenture is classified and accounted for as a deferred credit.  In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation.  As at December 31, 2013, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2012 - $20.8 million).

•
Convertible Notes:  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.  Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative.  The financial liability and embedded derivative are recognized initially at their respective fair values.  The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method.  Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss.  On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

5.	Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

•
Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs,

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

•
Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

•
Mineral reserve estimates:  The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•
Valuation of Inventory:  In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.  Refer to Note 10 for details.

•
Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively.  A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

•
Impairment of mining interests:  While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets.  Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests.  Impairments of mining interests are discussed in Note 12.

•
Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals.  Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities.  Refer to Note 16 for details on decommissioning and restoration costs.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

•
Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

•
Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

•
Share purchase warrants:  The carrying value of share purchase warrants is equal to fair value.  The share purchase warrants are classified and accounted for as financial liabilities and, as such, are measured at their fair value with changes in fair value reported in the income statement as a gain or loss on derivatives.  The Company utilizes the Black-Scholes pricing model to determine the fair value of the share purchase warrants as the best approximation of fair value given the warrants are not listed or publically traded.  The Company uses significant judgment in the evaluation of the input variables in the Black-Scholes calculation which include: risk free interest rate, expected stock price volatility, expected life, expected dividend yield and a quoted market price of the Company’s shares on the Toronto Stock Exchange.  Refer to Note 20 for details on share purchase warrants.

•
Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time.  In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.  Refer to Note 29 for further discussion on contingencies.

6.	Acquisition and Divesture

a)	Acquisition of Minefinders Corporation Ltd.

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders Corporation Ltd. (“Minefinders”) for total consideration amounting to $1,264.3 million, comprising $1,088.1 million in common shares of Pan American, $165.4 million in cash, and $10.7 million in replacement options. In addition, the Company recorded $16.2 million of acquisition costs to complete this transaction.  Minefinders was engaged in precious metals mining and had exploration properties in Mexico and the United States.  Minefinders’ primary mining property was its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

The acquisition was aligned with management’s objectives of enhanced operating and development portfolio diversification and its mission to be the largest low-cost primary silver mining company worldwide.  The Company  believes that the strategic benefits to shareholders resulting from the acquisition include: (i)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

enhanced portfolio diversification of producing assets into a more stable mining jurisdiction, (ii) additional near-term cash flow, (iii) improved organic growth opportunities, (iv) a meaningful reduction of average silver cash costs across the Company’s production portfolio on a net of by-product basis, (v) addition of significant silver and gold mineral reserves and resources with excellent potential to increase even further through exploration; and (vi) increases in the Company’s exposure to the prices of silver and gold.  The transaction was accounted for as a business combination with Pan American as the acquirer.

Under the terms of the arrangement, former Minefinders shareholders who elected the full proration option received $1.84 Canadian (“CAD”) and 0.55 of a Pan American share in respect of each of their Minefinders shares. Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American shares and CAD$0.0001 for each of their Minefinders shares, and those who elected the cash option received CAD$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.

Pan American exchanged and replaced all outstanding options at an exchange ratio of 0.6325 and at a strike price equivalent to the original strike prices divided by 0.6325.  Pan American share value utilized for valuing the consideration of shares issued was the closing price on March 30, 2012, the effective date of the transaction.  Replacement options were valued using the Black-Scholes option pricing model.  Assumptions used were as follows:

Dividend yield	0.3%
Expected volatility	40.75%
Risk free interest rate	0.93%
Expected life	0.25 – 3.5 years

The purchase consideration has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition.  Fair values were determined using the income, cost and market price valuation methods as deemed appropriate. The purchase price allocation was finalized during the quarter ended March 31, 2013, with the assistance of an independent third party, resulting in adjustments to the preliminary allocations. These adjustments resulted in a $10.7 million increase in fair value allocated to mineral interests as compared to the preliminary fair value.  Retrospective application of the changes made to the allocation of the purchase consideration in the 2013 first quarter decreased net earnings for the year ended December 31, 2012 by $9.2 million, due to an increase in cost of sales, reduced by depreciation and income tax expense.

Goodwill was recognized as a result of the requirement to record a deferred tax liability for the difference between the fair values of assets acquired and liabilities assumed over the tax bases of assets acquired and liabilities assumed. None of the goodwill is deductible for tax purposes.

The following tables summarize the final purchase consideration, the preliminary purchase price allocation reported in the Company’s 2012 year-end financial statements and the final purchase price allocation, with the applicable recast adjustments made upon finalization during the first quarter of 2013.

Purchase consideration
Cash	$165,413
Replacement option awards	10,739
Fair value of Pan American shares issued	1,088,104
$1,264,256

Purchase price allocation	Preliminary	Adjustments	Final
Net working capital acquired(1)	$333,478	$(897)	$332,581
Mineral property, plant and equipment	1,045,326	10,728	1,056,054
Goodwill	211,292	(12,346)	198,946
Closure and decommissioning provisions	(10,880)	5,316	(5,564)
Long-term debt	(49,685)	-	(49,685)
Deferred tax liabilities	(265,275)	(2,801)	(268,076)
	$1,264,256	$-	$1,264,256
(1)	Includes cash of $251.9 million for net cash received of $86.5 million and accounts receivable of $11.3 million.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The following table summarizes the Company’s recast and previously reported December 31, 2012 consolidated balance sheets:
	December 31, 2012 (Recast)	December 31, 2012(1)
Assets
Inventories	$266,663	$270,089
Mineral property, plant and equipment	$2,205,252	$2,182,742
Deferred tax asset	$1,358	$1,450
Goodwill	$198,946	$211,292
Liabilities and Equity
Accounts payable and accrued liabilities	$136,149	$136,757
Income tax liabilities	$52,217	$40,346
Deferred tax liabilities	$326,171	$321,630
Retained earnings	$388,202	$397,360
(1)	As previously presented in the consolidated financial statements for the year ended December 31, 2012.

The following table summarize the Company’s recast and previously reported year ended December 31, 2012 consolidated income statements.

	Twelve months ended December 31,
	2012 (Recast)	2012(1)
Revenue	$928,594	$928,594
Cost of Sales
Production costs	(485,163)	(474,001)
Depreciation and amortization	(104,409)	(108,153)
Royalties	(35,077)	(35,077)
	(624,649)	(617,231)
Mine operating earnings	$303,945	$311,363
Earnings from operations	$151,258	$158,676
Earnings before income taxes	$173,917	$181,335
Income taxes	$(95,562)	$(93,822)
Net earnings for the period	$78,355	$87,513
Attributable to :
Equity holders of the Company	78,201	87,359
Non- controlling interests	154	154
	78,355	87,513
Earnings per share attributable to common shareholders
Basic earnings per share	$0.56	$0.62
Diluted earnings per share	$0.49	$0.55
(1)	As previously presented in the annual consolidated financial statements for the year ended December 31, 2012.

b)	Dispositions of mineral property, plant and equipment

On January 30, 2013, a subsidiary of the Company (Plata Panamericana S.A. de C.V.) entered into a sale and option agreement with Compañía Minera Cuzcatlan SA de C.V. (“Cuzcatlan”) to sell 55% of its interest in certain Mexican exploration properties to Cuzcatlan for $4.0 million.  The Company also granted Cuzcatlan the option to acquire the remaining 45% interest in the exploration properties for $6.0 million (of which $2.0 million was paid to a third party according to a prior unrelated agreement), within ten days of Cuzcatlan making a production decision. The option was exercised during the second quarter of 2013.  In addition the Company agreed to sell concessions near the Huaron mine to a nearby mining company. For the year ended December 31, 2013, the Company recorded a gain on sale of assets of $8.0 million and $5.0 million, respectively related to the disposition of the above interests in exploration properties. The Company recorded a net gain on disposition of assets of $14.1 million during 2013 (2012 - $9.7 million).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

7.	Management of Capital

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders.  The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus retained earnings, plus investment revaluation reserve) with a balance of $2.2 billion as at December 31, 2013 (2012 - $2.7 billion).  The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.  The Company had a $150.0 million credit facility with a syndicate of international banks which the Company cancelled, effective December 31, 2012.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2012.

8.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)

The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	December 31, 2013	December 31, 2012
Current derivative assets
Commodity and foreign currency contracts	$-	$25
	$-	$25
Non-current derivative liabilities
Share purchase warrants	$(207)	$(8,594)
Conversion feature on convertible notes	(1,419)	(9,746)
	$(1,626)	$(18,340)

In addition, accounts receivable arising from sales of metal concentrates have been designated and classified as at FVTPL.

	December 31, 2013	December 31, 2012
Trade receivables from provisional concentrates sales	$31,727	$39,116
Not arising from sale of metal concentrates	83,055	95,496
Trade and other receivables	$114,782	$134,612

b)	Normal purchase or sale exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company’s expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the ”normal purchase or sale exemption”. For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

In response to the sharp decline in silver and gold prices in the quarter-ended June 30, 2013, the Company evaluated its alternatives to mitigate the financial risk of further price declines.  The Company decided it was appropriate to protect a portion of its precious metal production associated with its higher cost Peruvian and Argentine operations against the potential of further price erosion.  As such, starting July 2013 program, the Company entered into forward contracts limited to 1 year and up to 25% of its silver and gold production.

On September 10, 2013, the Company decided to discontinue its silver and gold hedges after a re-evaluation of the financial risk of further price declines. The re-evaluation of the financial risk resulted in the Company

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

concluding that as of September 10, 2013 these forward contracts were financial liabilities. It was determined that for accounting purposes upon the re-evaluation event that the forward contract derivative be initially recognized at fair value and then subsequently measured at fair value through profit or loss. At December 31, 2013, the total realized loss recognized from the Company’s silver and gold hedges is $5.2 million.

c)	Financial assets designated as available-for-sale

The Company’s short term investments are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive (loss) income for the years ended December 31, were as follows:

	Twelve months ended December 31,
	2013	2012
Unrealized (loss) gain on equity securities	$(2,163)	$2,452
Reclassification adjustment for net losses (gains) on available for sale securities included in earnings	$1,062	$(3,634)
	$(1,101)	$(1,182)

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns.  The principal financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments.  The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc.  The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.  Except for the short hedging program described above in Note 8b, and consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.   A 10% increase in all metal prices for the year ended December 31, 2013, would result in an increase of approximately $88.7 million (2012 – $97.2 million) in the Company’s revenues.  A 10% decrease in all metal prices for the same period would result in a decrease of approximately $90.7 million (2012 - $98.2 million) in the Company’s revenues.  The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  A 10% increase in metal prices (zinc, lead, copper and silver) on open positions for provisional concentrate contracts for the year ended December 31, 2013 would result in an increase of approximately $19.4 million (2012 - $11.5 million) in the Company’s before tax earnings which would be reflected in 2014 results.  A 10% decrease in metal prices for the same period would result in a decrease of approximately $19.7 million (2012 - $11.8 million) in the Company’s before tax earnings.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts.  The Board of Directors continually assess the Company’s strategy towards its base metal exposure, depending on market conditions.  At December 31, 2013, the Company did not have outstanding contracts to sell any of its base metals production.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.  The carrying value of financial assets represents the maximum credit exposure.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines.  Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.  At December 31, 2013 the Company had receivable balances associated with buyers of its concentrates of $31.7 million (2012 - $39.1 million).  The vast majority of the Company’s concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances.  At December 31, 2013 the Company had approximately $54.7 million (2012 - $48.8 million) of value contained in precious metal inventory at refineries.  The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value.  However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks.  Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers.  Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2013, the Company has recorded an allowance for doubtful accounts provision in the amount of $7.6 million (2012 – $7.6 million). $7.6 million relates to amounts owing from Doe Run Peru (“DRP”), one of the buyers of concentrates from the Company’s Peruvian operations, for deliveries of concentrates that occurred in early 2009.   The Company will continue to pursue every possible avenue to recover the amounts owed by DRP.  At December 31, 2013, no additional provision for doubtful accounts were recorded other than those described above.

Cash, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31,
	2013	2012
Cash and cash equivalents	$249,937	$346,208
Current portion of refundable tax	38,225	46,680
Trade accounts receivable	31,727	39,116
Advances to suppliers and contractors	24,265	21,144
Export tax receivable	3,803	5,996
Insurance receivable	3,855	5,081
Royalty receivable	2,370	4,828
Employee loans	1,768	2,097
Silver royalty receivable (Note 25)	-	1,572
Other	8,769	8,098
Total accounts receivable	$114,782	$134,612
Total cash and accounts receivable	364,719	480,820
Long-term refundable tax receivable	9,801	9,937
Total	$374,520	$490,757
The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates.  At December 31, 2013, the Company has $10.2 million in lease obligations (2012 - $36.4 million), equipment and construction advances of $nil (2012 - $0.4 million) that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2012 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2013 on its lease obligations and equipment and construction advances was $0.2 million (2012 – $1.4 million).  The Company has received short term loans in Argentina totaling $130.0 million Argentina Pesos (USD $23.5 million) at an annual interest rate of 25.7%. $30.0 million Argentine pesos are due in February 2014 and $100.0 million Argentine pesos are due in June 2014. The interest paid by the Company for the year ended December 31, 2013 on the convertible notes was $1.6 million (2012 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2013 on its cash and short term investments was 0.68%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2012 – $0.3 million).

Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian Nuevo soles (“PEN”), Mexican pesos (“MXN”) and CAD to match anticipated spending.  At December 31, 2013 the Company had no outstanding contracts to purchase in PEN, MXN or CAD.  The Company’s net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date.  The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below.  The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2013 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $38.3 million (2012 - $24.2 million).

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

At December 31, 2013	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$156,610	$1,769	$4	$(5,143)	$-
Mexican peso	6,149	34,105	8,776	(39,067)	(235,513)
Argentinian peso	4,178	36,315	3,075	(47,055)	(26,720)
Bolivian boliviano	1,635	1,187	(3,104)	(7,017)	(217)
Peruvian Nuevo soles	3,279	13,838	3,359	(27,832)	(23,332)
	$171,851	$87,214	$12,110	$(126,114)	$(285,782)

At December 31, 2012	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets (liabilities)
Canadian dollar	$117,175	$3,619	$-	$(10,353)	$-
Mexican peso	3,836	35,214	(4,763)	(43,046)	(269,515)
Argentinian peso	173	43,875	(11,426)	(33,352)	(26,309)
Bolivian boliviano	293	2,037	(7,697)	(6,116)	352
Peruvian Nuevo soles	2,174	12,960	2,956	(29,411)	(24,801)
	$123,651	$97,705	$(20,930)	$(122,278)	$(320,273)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows.  The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.  The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Commitments

The Company’s commitments have contractual maturities which are summarized below:

Payments due by period 2013
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$10,856	$4,800	$4,417	$1,639	$-
Current liabilities	156,241	156,241	-	-	-
Loan obligation (Note 15)	20,095	20,095	-	-	-
Severance accrual	3,726	649	412	2,138	527
Employee compensation plan(3)	3,228	3,228	-	-	-
Restricted share units (“RSUs”)(3)	2,288	1,393	895	-	-
Convertible notes (4)	39,497	1,631	37,866	-	-
Total contractual obligations(5)	$235,931	$188,037	$43,590	$3,777	$527

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Payments due by period – 2012 (Recast)
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Finance lease obligations(1)	$40,142	$13,759	$14,761	$11,622	$-
Current liabilities	192,195	192,195	-	-	-
Severance accrual	3,434	966	771	1,144	553
Employee compensation plan(3)	9,526	4,763	4,763	-	-
Convertible notes (4)	41,127	1,631	39,496	-	-
Total contractual obligations(5)	$286,424	$213,314	$59,791	$12,766	$553
(1)
Includes lease obligations in the amount of $10.9 million (December 31, 2012 - $39.7 million) with a net present value of $10.2 million (December 31, 2012 - $36.4 million) and equipment and construction advances in the amount of nil (December 31, 2012 - $0.4 million); both discussed further in Note 17.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

	2013	2012 (Recast)
Total current liabilities per Statements of Financial Position	$182,632	$207,861
Add:
Future interest component of:
- Finance lease	363	1,286
- Convertible note	1,631	1,631
Future commitments less portion accrued for:
- Restricted share units	1,050	76
- Contribution plan	2,361	1,768
Total contractual obligations within one year	$188,037	$213,314
(3)
Includes a retention plan obligation in the amount of $3.4 million (2012 - $7.8 million) that vests in two instalments, the first 50% on June 1, 2013 and the remaining 50% on June 1, 2014 and a RSU obligation in the amount of $2.3 million (2012 – $1.7 million) that will be settled in cash.  The RSU’s vest in two instalments, the first 50% vest on December 7, 2013 and a further 50% vest on December 7, 2014.

(4)	Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 18 for further details.
(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 19 and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.  Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

At December 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	Fair Value at December 31, 2013
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$172,785	$172,785	$-	$-
Trade receivable from provisional concentrate sales	$31,727	$-	$31,727	$-
Share purchase warrants	$(207)	$-	$(207)	$-
Conversion feature of convertible notes	$(1,419)	$-	$(1,419)	$-
	$202,886	$172,785	$30,101	$-

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:
Short-term investments	$196,116	$196,116	$-	$-
Trade receivable from provisional concentrate sales	$39,116	$-	$39,116	$-
Derivative financial instruments	$25	$-	$25	$-
Share purchase warrants	$(8,594)	$-	$(8,594)	$-
Conversion feature of convertible notes	$(9,746)	$-	$(9,746)	$-
	$216,917	$196,116	$20,801	$-

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2012.

Valuation Techniques

Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments
The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy.  As of December 31, 2013, the unrealized gains and losses on commodity and foreign currency contracts was $nil (2012 - $0.4 million).

Share purchase warrants
The Company’s unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  The fair value of the share purchase warrants is determined using the Black Scholes pricing model which is further discussed in Note 20.  During the year ended December 31, 2013, the unrealized gain on share purchase warrants was $8.4 million (2012 - $15.1 million).

Convertible notes
The Company’s unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy.  The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes.  During the year ended December 31, 2013, the unrealized gain on the convertible note was $8.3 million (2012 – $9.1

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

million).  The approximate current fair value of the notes, excluding the conversion feature at December 31, 2013 is $34.7 million (2012 – $34.4 million).

Receivables from Provisional Concentrate Sales
The Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

9.	Short Term Investments

	December 31, 2013			December 31, 2012
Available for Sale	Fair Value	Cost	Accumulated unrealized holding losses	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	$172,785	$172,922	$(137)	$196,116	$195,152	$964

10.	Inventories

Inventories consist of:

	December 31, 2013	December 31, 2012 (Recast)
Concentrate inventory	$32,189	$26,617
Stockpile ore	42,389	48,243
Heap leach inventory	90,456	75,471
Doré and finished inventory	58,256	61,217
Materials and supplies	61,062	55,115
	$284,352	$266,663

Production costs, including depreciation and amortization and royalties for the year ended December 31, 2013 were $693.0 million (2012 - $624.6 million).  Production costs represent cost of inventories sold during the year. During 2013, $13.0 million (2012 - $nil) net realizable value adjustment was recognized and included in production costs (Note 21). The Stockpile ore of $42.4 million (2012 – $48.2 million) and a portion of the heap leach inventory amounting to $49.3 million (2012 - $41.0 million) are expected to be recovered or settled after more than twelve months.

11.	Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized.  Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is potential that future economic benefits will flow to the Company.  Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.  Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral properties, plant and equipment consist of:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value
As at January 1, 2013	$867,381	$341,362	$618,221	$378,288	$2,205,252
Additions	113,918	16	61	48,738	162,733
Disposals	-	-	-	(2,371)	(2,371)
Depreciation	(67,450)	-	-	(68,463)	(135,913)
Depreciation charge captured in inventory	(5,581)	-	-	-	(5,581)
Impairment charges	(197,044)	(109,921)	(15,387)	(26,065)	(348,417)
Transfers	(293)	(5,042)	846	4,489	-
Capitalized borrowing costs	1,658	-	-	-	1,658
Closure and decommissioning – changes in estimate (Note 16)	(5,758)	-	(925)	-	(6,683)
As at December 31, 2013	$706,831	$226,415	$602,816	$334,616	$1,870,678

Cost as at December 31, 2013	$1,221,767	$336,336	$718,212	$665,710	$2,942,025
Accumulated depreciation and impairments	(514,936)	(109,921)	(115,396)	(331,094)	(1,071,347)
Carrying value – December 31, 2013	$706,831	$226,415	$602,816	$334,616	$1,870,678

	Mining Properties
	Depletable	Non-depletable
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying Value
As at January 1, 2012	$280,583	$24,974	$590,795	$293,356	$1,189,708
Additions	91,295	1,086	10,149	71,115	173,645
Acquisition of operations	541,399	318,101	117,787	78,767	1,056,054
Disposals	(222)	(24)	-	(1,491)	(1,737)
Depreciation	(46,335)	-	-	(58,074)	(104,409)
Depreciation charge captured in inventory	(6,583)	-	-	-	(6,583)
Impairments charges	-	-	(100,009)	-	(100,009)
Transfers	8,661	(2,775)	(501)	(5,385)	-
Capitalized borrowing costs	1,419	-	-	-	1,419
VAT collected	(2,093)	-	-	-	(2,093)
Closure and decommissioning – changes in estimate (Note 16)	(743)	-	-	-	(743)
As at December 31, 2012 (Recast)	$867,381	$341,362	$618,221	$378,288	$2,205,252

As at December 31, 2012
Cost	$1,110,493	$341,362	$718,230	$619,401	$2,789,486
Accumulated depreciation and impairments	(243,112)	-	(100,009)	(241,113)	(584,234)
Carrying value – December 31, 2012 (Recast)	$867,381	$341,362	$618,221	$378,288	$2,205,252

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31, 2013			December 31, 2012 (Recast)
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$147,391	$(62,878)	$84,513	$135,485	$(51,847)	$83,638
Morococha mine, Peru	202,213	(68,220)	133,993	183,907	(51,369)	132,538
Alamo Dorado mine, Mexico	193,035	(143,330)	49,705	184,866	(126,028)	58,838
La Colorada mine, Mexico	107,002	(52,588)	54,414	93,839	(45,030)	48,809
Dolores mine, Mexico	767,194	(296,751)	470,443	680,047	(29,453)	650,594
Manantial Espejo mine, Argentina	321,047	(162,058)	158,989	309,744	(130,217)	179,527
San Vicente mine, Bolivia	124,859	(55,727)	69,132	117,751	(46,306)	71,445
Other	24,735	(4,476)	20,259	24,255	(3,975)	20,280
Total	$1,887,476	$(846,028)	$1,041,448	$1,729,894	$(484,225)	$1,245,669

Land and Exploration and Evaluation:
Land			$8,513			$8,497
Navidad project, Argentina			462,400			462,400
Minefinders exploration projects, Mexico			317,117			434,677
Morococha, Peru			10,432			15,474
Other			30,768			38,535
Total non-producing properties			$829,230			$959,583
Total mineral properties, plant and equipment			$1,870,678			$2,205,252

Navidad Project, Argentina

During the year ended December 31, 2013 the Company capitalized $nil of evaluation costs and mineral property, plant and equipment at the Navidad Project in Argentina (2012 - $11.3 million).

At December 31, 2012, it was determined that the estimated realizable value of the Navidad project was below its carrying value and an impairment charge of $100.0 million was recorded. The Company concluded that, as at December 31, 2013 there was no further impairment or reversal of impairment to be recorded.   Refer to Note 12 for further details.

Morococha Mine, Peru

During the second quarter of 2010, the Company’s wholly owned subsidiary Compañia Minera Argentum S.A. (“Argentum”), reached an agreement with Minera Chinalco Perú (“MCP” or “Chinalco”), a subsidiary of the Aluminum Corporation of China which clearly defines each party’s long term surface rights in the area of the Morococha mine.  The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP’s Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project.  While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum will relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP.  In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations.  Lastly, Argentum will receive periodic cash payments from MCP totaling $40.0 million, of which, to December 31, 2013, the Company received $23.8 million (2012 - $13.8 million) which has been recognized as other income. For the year ended December 31, 2013, the Company capitalized nil in interest related to the advances on capital expenditures (2012 - $1.2 million).

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders’ primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.  Refer to Note 6 for further details about the acquisition.

During the year ended December 31, 2013 the Company capitalized $86.6 million of mineral property, plant and equipment (2012 - $57.1 million) which included pad 3 construction additions of $27.2 million (2012 -

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

$15.0 million). For the year ended December 31, 2013, the Company capitalized $1.6 million in interest related to the capital expenditures (2012 - $1.4 million) at a capitalization rate of 10% (2012: 10%).

At June 30, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and an impairment charge of $187.5 million (net of tax of $1.1 million) was recorded which included $184.7 million of goodwill.  Refer to Note 12 for further details.

At December 31, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and a further impairment charge of $218.1 million (net of tax of $118.7 million) was recorded.  Refer to Note 12 for further details.

12.	Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable.  The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.  The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considered impairment at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property.

Impairment at June 30, 2013

As at June 30, 2013, the Company determined there were several indicators of potential impairment of its producing mineral properties which included the sharp decline in silver and gold metal prices during the quarter ended June 30, 2013 and as well as other regulatory changes introduced in Mexico and Argentina.  Based on the Company’s assessment at June 30, 2013 of potential impairments with respect to its mineral properties, the Company concluded that impairment charges were required as at June 30, 2013 for the Dolores mine.

The Company used for key assumptions then-current information on operating and capital costs, a long term silver price of $25 per ounce, a long term gold price of $1,350 per ounce, a range of possible outcomes related to a proposed Mexican royalty, and a risk adjusted project specific discount rate of 6%.  Additionally, and consistent with prior periods, the Company used analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes and as such, these near metal prices had deteriorated considerably since year end 2012.  At June 30, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $1,061 million, including goodwill and net of associated deferred tax liabilities was greater than its recoverable amount of $872.5 million.  Based on the above assessment at June 30, 2013, the Company recorded an impairment charge related to the Dolores mine of $187.5 million, net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million and non-current assets of $3.9 million.

Furthermore, at June 30, 2013, the Company reclassified certain exploration assets from assets held for sale to exploration and evaluation property which required assessment of their carrying amount based on fair value less costs to sell.  These assets were classified as held for sale in the first quarter of 2013 when the Company entered into an agreement to potentially dispose of them and recorded an impairment charge of $18.3 million.  At June 30 2013, it was determined that the estimated recoverable value of the non-current assets on a fair value less costs to sell basis required an impairment recovery of $3.4 million and brought the impairment charge of approximately $14.9 million as at June 30, 2013, for these properties.

Impairment at December 31, 2013

Due to the sustained decrease in metal prices that began during the second quarter of 2013 and carried on through the year, during the fourth quarter of 2013 the Company lowered the silver and gold prices used in its long term reserve prices and updated the metal prices used in the near-term and mid-term periods (up to 2017) in its life of mine cash flow models, and concluded that these changes constituted a further indication of impairment indicator in the fourth quarter.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Based on the Company’s assessment at December 31, 2013 of potential impairments with respect to its mineral properties, the Company concluded that further impairment charges were required for the Dolores mine from those recorded at June 30, 2013.

The Company’s key assumptions included the most current information on operating and capital costs, a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce, the effects of the Mexican tax reforms that were substantively enacted in the fourth quarter, and a risk adjusted project specific discount rate of 6%.  The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, which had further deteriorated since June 30, 2013.  At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $505.1 million.  Based on the above assessment at December 31, 2013, the Company recorded a further charge related to the Dolores mine of $218.1 million, net of tax ($336.8 million before tax) comprised of mineral property of $194.6 million, exploration and evaluation property of $116.1 million, and property, plant and equipment assets of $26.1 million.

The total impairment charge for the year ended December 31, 2013 is $420.4 million, net of tax of $119.8 million (before tax - $540.2 million).  The total impairment charge for the year ended December 31, 2012 associated with the Navidad project was $100.0 million, net of tax of $nil.

Impairment at December 31, 2012

The 2012 impairment charge of $100.0 million (with nil tax effect) related to the Navidad project in Argentina. The impairment was a result of the deterioration in economic conditions in Argentina including rampant inflation increasing capital and operating costs, government imposed capital restrictions, and the nationalization of certain petroleum assets in 2012, which resulted in higher discount rates used in the company’s impairment testing for this project. The Company used for key assumptions information on operating and capital costs, a long term silver price of $25 per ounce along with long term forecast base metal prices, a probability weighted range of possible outcomes related to the timing of the start of construction, taxation, regulatory and economic risks including a range of possible future exchange rates between the USD and the Argentine peso (“ARG”) ranging from 4.5 to 10.5 ARS/USD, and a risk adjusted project specific discount rate of 12.5%.  It was determined that the estimated recoverable value of the Navidad project on a FVLCTS basis was below its carrying value, and as a result an impairment charge of $100.0 million was recorded at December 31, 2012.  The Company concluded that, as at December 31, 2013 there was no further impairment or reversal of impairment to be recorded.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2013 are based on analysts’ consensus prices and the Company’s long term reserve prices and are summarized in the following table:

Commodity Prices	2014-2017 average	Long term
Silver Price - $/oz.	$22.43	$22.00
Gold Price - $/oz.	$1,338	$1,300
Zinc Price - $/DMT	$2,184	$1,850
Lead Price - $/DMT	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$26.79	$25.00
Gold Price - $/oz.	$1,508	$1,350
Zinc Price - $/DMT	$2,238	$1,750
Lead Price - $/DMT	$2,221	$1,850

Metal prices used at December 31, 2012

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$30.38	$25.00
Gold Price - $/oz.	$1,647	$1,350
Zinc Price - $/DMT	$2,289	$1,750
Lead Price - $/DMT	$2,213	$1,850

The Company assesses impairment at the cash-generating unit level, which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 8% for 2013 (2012 – 8%), with rates applied to the various mines and projects ranging from 5.5% to 12.5% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates.  At December 31, 2013, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant.  Under certain of such scenarios, the carrying value of the Company’s mineral properties associated with the Alamo Dorado mine and the Manantial Espejo mine may exceed their recoverable amount for the purposes of the impairment test.

For the Alamo Dorado mine, either of a decrease in the silver price of 2%, a decrease in the gold price of 8%, an increase in operating costs of 2%, or an appreciation of the Mexican peso of 5% would in isolation, cause the estimated recoverable amount to be equal to the carrying value of $57.7 million (2012–$56.9 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Manantial Espejo mine, either of a decrease in the silver or gold price of 7%, or an increase in operating costs of 4% would in isolation, cause the estimated recoverable amount to be equal to the carrying value of $160.5 million (2012–$146.7 million).  At December 31, 2012, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount as there is only a thin margin between the carrying value and the company’s estimate of a recoverable amount.

Goodwill consists of:

As at December 31, 2011	$-
Acquisition of Minefinders (Note 6)	198,946
As at December 31, 2012	198,946
Impairment of La Bolsa property	(7,124)
Impairment of Dolores mine	(184,688)
As at December 31, 2013	$7,134

13.	Other Assets

Other assets consist of:

	December 31, 2013	December 31, 2012
Long-term prepaid expense(1)	$5,648	$5,239
Investments in Associates	1,450	1,450
Reclamation bonds	92	602
Lease receivable	788	-
Other assets	36	-
	$8,014	$7,291
(1)  Represents a prepaid deposit related to the Gas Line Project at the Manantial mine.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31, 2013	December 31, 2012 (Recast)
Trade accounts payable(1)	$51,590	$56,059
Royalties payable	9,799	17,025
Other accounts payable and trade related accruals	28,419	33,730
Payroll and related benefits	19,463	21,388
Severance accruals	649	966
Other taxes payable	235	633
Advances on concentrate	7,810	-
Other	7,644	6,348
	$125,609	$136,149
(1)	No interest is charged on the trades payables ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

15.	Loan payable

	December 31, 2013	December 31, 2012
Loan payable(1)	$23,496	$-
Unrealized gain on foreign exchange	(3,401)	-
Net loan payable	$20,095	$-
(1)
On June 25, 2013, one of the Company’s subsidiaries (Minera Triton Argentina S.A.)  received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations.  On November 27, 2013 an additional loan was received for $30.0 million Argentine pesos (USD$4.7 million) for a total cumulative of $130.0 Argentine pesos (US$23.3 million). The loan terms are one year from June 25, 2013 and 90 days from November 27, 2013 with interest rates of 25.3% and 27.25% respectively. At December 31, 2013, the combined fair values of the loans payable were $20.1 million.

16.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2011	$55,773	5,620	61,393
Revisions in estimates and obligations incurred	$649	-	649
Minefinders acquisition (Note 6)	5,564	3,500	9,064
Quiruvilca disposition	(18,178)	(3,151)	(21,329)
Orko disposition	(272)	-	(272)
Charged (credited) to earnings:
-new provisions	-	1,825	1,825
-exchange loss on provisions	-	103	103
Charged in the year	(895)	(854)	(1,749)
Accretion expense (Note 23)	2,999	-	2,999
December 31, 2012 (Recast)	$45,640	$7,043	$52,683
Revisions in estimates and obligations incurred	$(6,789)		(6,789)
Charged (credited) to earnings:
-new provisions	-	1,238	1,238
-unused amounts reversed	-	(1,166)	(1,166)
-exchange gains on provisions	-	(341)	(341)
Charged in the year	(412)	(1,254)	(1,666)
Accretion expense (Note 23)	3,030	-	3,030
December 31, 2013	$41,469	$5,520	$46,989

Maturity analysis of total provisions:	December 31, 2013	December 31, 2012
Current	$3,172	$7,022
Non-Current	43,817	45,661
	$46,989	$52,683

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Closure and Decommissioning Cost Provision

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s closure and decommissioning provision is $107.5 million (2012 - $83.5 million) which has been discounted using discount rates between 4% and 11%.  Revisions made to the reclamation obligations in 2013 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed.  These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2013 earnings as finance expense was $3.0 million compared to $3.0 million in 2012.  Reclamation expenditures during the current year were $0.4 million compared to $0.9 million in 2012.

Litigation Provision

The litigation provision consists of amounts accrued for labour claims at several of the Company’s mine operations.  The balance of $5.5 million at December 31, 2013 (2012 - $7.0 million) represents the Company’s best estimate for all known and anticipated future obligations related to the above claims.  The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

17.	Finance Lease Obligations

	December 31, 2013	December 31, 2012
Lease obligations(1)	$10,154	$36,411
Equipment and construction advances(2)	-	439
	$10,154	$36,850
	December 31, 2013	December 31, 2012
Maturity analysis of finance leases:
Current	$4,437	$12,473
Non-Current	5,717	24,377
	$10,154	$36,850
(1)
Represents equipment lease obligations at several of the Company’s subsidiaries.  A reconciliation of the total future minimum lease payments at  December 31 to their present value is presented in the table below.

(2)
Represents a funding arrangement the Company entered into whereby it receives advances toward some of the project capital expenditures at the Morococha mine.  These advances are subject to an annualized interest rate of 2.2% and are paid monthly until the completion of the construction, at which point these advance payments are converted into a leasing arrangement. The $0.4 million remaining balance as at December 31, 2012 was converted into a leasing arrangement in the first quarter of 2013.

	December 31, 2013	December 31, 2012
Less than a year	$4,800	$13,320
2 years	2,585	8,913
3 years	1,832	5,848
4 years	1,639	5,811
5 years	-	5,811
	10,856	39,703
Less future finance charges	(702)	(3,292)
Present value of minimum lease payments	$10,154	$36,411

18.	Long Term Debt

	December 31, 2013	December 31, 2012
Convertible notes	$32,883	$31,388
Conversion feature on the convertible notes	1,419	9,746
Total long-term debt	$34,302	$41,134

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the “Notes”).  Until such time as the earlier of December 15, 2015 and the date the Notes are

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year.  The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time.  The Notes are convertible into a combination of cash and Pan American shares.
On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the “Agreement”) as part of the Minefinders acquisition.  The terms of the Agreement stipulate the following:

If a Note holder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a)
96.670 Preferred Shares (the “Conversion Rate”) upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the “Preferred Shares”);

b)
an amount of cash equal to the Conversion Rate multiplied by CAD$1.84  plus the market value of 0.55 of a Pan American common share (the “Market Value of the Consideration”) at the time of such conversion; or

c)
a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a)	CAD$1.84 and 0.55 of Pan American common shares;
b)	an amount of cash equal to the Market Value of the Consideration; or
c)	a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a)	the number of Preferred Shares equal to the Conversion Rate;
b)
an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the daily volume weighted average price (“VWAP”) of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company’s notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or

c)
such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration.  For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability.  The debt liability is measured at amortized cost.  As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes.  The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate.  For the year ended December 31, 2013, $1.6 million was capitalized to mineral property, plant and equipment (2012 – $1.7 million).  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date.   Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period.  The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company’s common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2013 were expected stock price volatility of 47.1%, expected life of 2.0 years, and expected dividend yield of 1.1%.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)
During the year ended December 31, 2013, the Company recorded a $8.3 million gain on the revaluation of the embedded derivative on the convertible notes (2012 – $9.1 million).

19.	Other Long Term Liabilities

Other long term liabilities consist of:

	December 31, 2013	December 31, 2012
Deferred credit(1)	$20,788	$20,788
Other income tax payable	2,180	-
Severance accruals	3,077	2,468
	$26,045	$23,256
(1)  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project.  Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition.  Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

20.	Share Capital and Employee Compensation Plans

The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”).  The Compensation Plan provides for the issuance of common shares and stock options, as incentives.  The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares.  The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors.  Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.

The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan.  The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend.  The options are combination of five year options which vest evenly in three annual instalments and seven year options which vest evenly in two annual instalments.  Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan.  The Compensation Committee oversees the LTIP on behalf of the Board of Directors.  The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

As part of the Minefinders acquisition each Minefinders option holder was provided a replacement option that is exercisable to purchase Pan American shares.  The number of Pan American shares the replacement option holder is entitled to purchase equals 0.6235 multiplied by the number of Minefinders shares subject to the  Minefinders Option (rounded down to the nearest whole number of Pan American shares).  The exercise price per Pan American share equals the exercise price per Minefinders share otherwise purchasable pursuant to the current Minefinders Option, divided by 0.6235 (rounded up to the nearest whole cent).

On March 30, 2012, the Company issued 1,760,705 replacement awards with a fair value of $10.7 million.  Replacement awards were valued using the Black-Scholes option pricing model.  Assumptions used were a dividend yield of 0.3%, expected volatility of 40.75%, risk free interest rate of 0.93% and expected life of 0.25 to 3.5 years.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Stock Options		Share Purchase Warrants
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2011	1,243,312	$25.92	7,814,984	$35.00	9,058,296
Granted(1)	2,016,376	$19.37	-	$-	2,016,376
Exercised(2)	(288,796)	$15.79	(379)	$35.00	(289,175)
Expired	(90,836)	$28.41	-	$-	(90,836)
Forfeited	(683,491)	$16.47	-	$-	(683,491)
As at December 31, 2012	2,196,565	$24.07	7,814,605	$35.00	10,011,170
Granted(1)	326,047	$11.57	-	$-	326,047
Exercised	-	$-	-	$-	-
Expired	(922,965)	$25.19	-	$-	(922,965)
Forfeited	(202,277)	$21.63	-	$-	(202,277)
As at December 31, 2013	1,397,370	$20.76	7,814,605	$35.00	9,211,975
(1)	Includes 20,642 and 12,245 options granted in lieu of director fees during 2013 and 2012, respectively.
(2)	The weighted average share price at the date of exercise at December 31, 2012 was CAD$17.87

Long Term Incentive Plan

During the year ended December 31, 2013, the Company awarded 94,659 (2012 – 49,716) shares of common stock with a two year holding period and granted 326,047 (2012 – 243,426) options under this plan.  The Company used as its assumptions for calculating the fair value a risk free interest rate of 1.46% (2012 – 1.26%), weighted average volatility of 47% using a historical share price (2012 – 38%), expected lives ranging from 4 to 5 (2012 – 3 to 4) years, historical expected dividend yield of 3.6%, and an exercise price of CAD$11.49 (2012 – CAD$18.53) per share.  The weighted average fair value of each option was determined to be CAD$3.38 (2012 – CAD$4.69).

During the year end December 31, 2013, nil common shares were issued in connection with the exercise of options under the plan (December 31, 2012 – 4,424 common shares for proceeds of $0.08 million).

Replacement Awards

During the year ended December 31, 2013, nil common shares were issued (2012 – 284,372 shares were issued).

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2013.  The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2013	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at December 31, 2013	Weighted Average Exercise Price CAD$
$11.49 - $22.23	754,029	59.95	$15.29	338,542	$17.66
$22.24 - $25.19	550,999	42.19	$25.00	550,999	$25.00
$36.37 - $40.22	92,342	47.31	$40.22	92,342	$40.22
	1,397,370	52.11	$20.76	981,883	$23.90
For the year ended December 31, 2013, the total employee stock-based compensation expense recognized in the income statement was $2.2 million (2012 - $4.1 million).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. The following table summarizes information concerning the warrants outstanding and warrants exercisable as at December 31, 2013.  The underlying option agreements are specified in Canadian dollar amounts.

	Warrants Outstanding			Warrants Exercisable
Exercise Price CAD$	Number Outstanding as at December 31, 2013	Average Remaining Contractual Life (months)	Average Exercise Price CAD$	Number Exercisable as at December 31, 2013	Average Exercise Price CAD$
$35.00	7,814,605	11.20	$35.00	7,814,605	$35.00
The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  During the year ended December 31, 2013, there was a derivative gain of $8.4 million (2012 – gain of $15.1 million).  The following table provides detail on the movement of the share purchase warrant liability between December 31, 2011 and December 31, 2013:

Share Purchase Warrant Liability
December 31, 2011	$23,651
Warrants exercised during the year	(1)
Mark-to-market gain on the revaluation of warrants	(15,056)
December 31, 2012	$8,594
Warrants exercised during the year	-
Mark-to-market gain on the revaluation of warrants	(8,387)
December 31, 2013	$207

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants.  Assumptions used are as follows:

	December 31, 2013	December 31, 2012
Warrant strike price	$35.00	$35.00
Exchange rate	0.94	1.0051
Risk-free interest rate	1.0%	1.1%
Expected dividend yield	4.0%	1.1%
Expected stock price volatility	46.8%	43.0%
Expected warrant life in years	0.93	1.93
Quoted market price at period end	$12.41	$18.64
The conversion feature on the convertible note, further discussed in Note 18, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings.  At December 31, 2013, the total unrealized derivative gain attributable to both the warrants and convertible notes was $16.7 million (2012 - $24.2 million).

Restricted Share Units

Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share.  The RSUs are settled in cash and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant.  Additional RSUs are credited to reflect dividends paid on Pan American common share over the vesting period.

Compensation expense for RSU’s was $0.6 million in 2013 (2012 – $0.08 million) and is presented as a component of general and administrative expense.

At December 31, 2013, the following RSU’s were outstanding:

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

RSU	Number Outstanding	Fair Value
As at December 31, 2011	-	$-
Granted	91,226	1,704
Change in value		5
As at December 31, 2012	91,226	$1,709
Granted	153,393	1,662
Paid out	(42,709)	(497)
Forfeited	(5,808)	(67)
Change in value	-	(519)
As at December 31, 2013	196,102	$2,288

Key Employee Long Term Contribution Plan

An additional element of the Company’s compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the “Contribution Plan”).  The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and is intended to reward certain key employees of the Company over a fixed time period for remaining with the Company.  On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the “2012 Contribution Plan”), effective on June 1, 2012.

The 2012 Contribution Plan is a two year plan with a percentage of the retention bonus payable at the end of each year of the program.  The 2012 Contribution Plan design consists of three bonus levels that are commensurate with various levels of responsibility, and provides for a specified annual payment for two years starting in June 2012.  Each year, the annual contribution award will be paid in the form of either cash or shares of the Company.  The minimum aggregate value that will be paid in cash or issued in shares over the 2 year period of the plan is $7.8 million.  As of December 31, 2013, $3.4 million remains to be paid as described in Note 8.  No shares will be issued from the treasury pursuant to the 2012 Contribution Plan without the prior approval of the plan by the shareholders of the Company and any applicable securities regulatory authorities.  The Company’s Contribution Plan is classified and accounted for as a financial liability and as such this liability is marked-to-market with changes in value included in net earnings. During the year ended December 31, 2013, there was a $0.3 million unrealized gain on the mark-to-market of the Contribution Plan.  The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated Contribution Plan.  Assumptions used are as follows: stock price - $12.41 CAD, exercise price - $17.91 CAD, expected life in years 0.42 years, annualized volatility 47.62%, expected dividend yield – 4.029% risk free interest rate – 1.0%, exchange rate (1CAD=USD) – 1.0051.

Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value.

Normal Course Issuer Bid

On August 26, 2011, the Company received regulatory approval for a normal course issuer bid to purchase up to 5,395,540 of its common shares, during the one year period from September 1, 2011 to August 31, 2012.  The Company completed the approved normal course issuer bid program during the quarter ended September 30, 2012.

On August 29, 2012, the Company received regulatory approval for a second normal course issuer bid to purchase up to 7,607,277 of its common shares, during the one year period from September 4, 2012 to September 3, 2013.

On November 28, 2013, the Company received regulatory approval for a third normal course issuer bid to purchase up to 7,570,535 of its common shares, during the one year period from December 5, 2013 to December 4, 2014.

During the year ended December 31, 2013, the Company purchased and cancelled 415,000 shares (2012 – 2,411,240 shares) for a total consideration of $6.7 million allocated between retained earnings ($0.4 million) and share capital ($6.3 million) (2012 - $41.7 million, $4.9 million, and $36.8 million, respectively).

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Dividends

On February 20, 2013, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 4, 2013.

On May 13, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on May 24, 2013.

On August 14, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on August 26, 2013.

On November 13, 2013, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on November 25, 2013.

On February 19, 2014, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 3, 2014. These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

21.	Production Costs

Production costs are comprised of the following:
	2013	2012 (Recast)
Consumption of raw materials and consumables	$214,638	$175,503
Employee compensation and benefits expense (Note 22)	152,417	149,082
Contractors and outside services	89,564	105,210
Utilities	22,781	24,512
Other expenses	58,124	49,556
Changes in inventories (1)	(6,911)	(18,700)
	$530,613	$485,163
(1)	Includes Net realizable value charge $13.0 million (2012-$nil)

22.	Employee Compensation and Benefit Expenses

	2013	2012
Wages, salaries and bonuses	$175,112	$181,437
Share-based payments	2,173	3,443
Total employee compensation and benefit expenses	177,285	184,880
Less: Expensed within General and Administrative expenses	(14,712)	(18,115)
Less: Expensed Exploration expenses	(5,171)	(8,847)
Less: Capitalized in inventory	(4,985)	(8,836)
Employee compensation and benefits expenses included in production costs	$152,417	$149,082

23.	Interest and Finance Expense

	2013	2012
Interest expense	$6,664	$1,542
Finance fees	583	3,137
Accretion of Reclamation expense (Note 16)	3,030	2,999
	$10,277	$7,678

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

24.	Earnings Per Share (Basic and Diluted)

Twelve months ended Dec 31,	2013			2012 (Recast)
	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (Denominator)	Per-Share Amount
Net (loss) earnings(1)	$(445,851)			$78,201
Basic EPS	$(445,851)	151,501	$(2.94)	$78,201	140,883	$0.56
Effect of Dilutive Securities:
Stock Options		-			107
Convertible notes	(8,327)	1,929		(9,103)	1,452
Diluted EPS	$(454,178)	153,430	$(2.96)	$69,098	142,442	$0.49
(1)	Net (loss) earnings attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the twelve months ended December 31, 2013 were 9,211,975 out-of-money options and warrants (2012 – 9,447,700).

25.	Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2013	2012 (Recast)
Trade and other receivables	$15,903	$(20,418)
Inventories	(12,045)	(19,642)
Prepaid expenditures	423	1,283
Accounts payable and accrued liabilities	(4,295)	27,462
Provisions	(1,659)	253
	$(1,673)	$(11,062)

Significant non-cash items:	2013	2012
Fair value of shares issued as part of Minefinders acquisition	$-	$1,088,104
Replacement awards issued as part of the Minefinders acquisition	$-	$10,739
Post-acquisition expenditures associated with the replacement awards	$-	$699
Fair value adjustment of options and warrants exercised	$-	$1,765
Advances received for construction and equipment leases	$3,331	$11,538
Share-based compensation issued to employees and directors	$1,035	$1,060

Cash and Cash Equivalents	2013	2012
Cash in banks	$242,191	$323,008
Short term money markets	7,746	23,200
Cash and cash equivalents	$249,937	$346,208

26.	Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

produced from mines located in Mexico, Peru, Argentina and Bolivia.  Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Twelve months ended December 31, 2013
	Peru			Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$92,887	$82,260	$-	$164,016	$160,129	$101,458	$149,718	$-	$74,036	$-	$824,504
Depreciation and amortization	$(11,176)	$(18,976)	$-	$(37,114)	$(18,769)	$(7,395)	$(32,333)	$(170)	$(9,156)	$(824)	$(135,913)
Exploration and project development	$(936)	$(1,722)	$-	$(1,278)	$(1,296)	$(225)	$(608)	$(2,515)	$-	$(6,895)	$(15,475)
Acquisition costs	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-
Interest income	$487	$55	$-	$14	$370	$142	$164	$-	$-	$906	$2,138
Interest and financing expenses	$(722)	$(1,004)	$-	$(1,071)	$(202)	$(227)	$(5,194)	$(47)	$(281)	$(1,529)	$(10,277)
Gain (loss) on disposition of assets	$4,963	$1,477	$-	$13	$(216)	$8,011	$(194)	$1	$17	$(4)	$14,068
Gain on derivatives	$-	$-	$-	$-	$-	$-	$-	$-	$-	$16,715	$16,715
Foreign exchange (loss) gain	$48	$(561)	$-	$(150)	$(565)	$634	$4,559	$(1,676)	$1,176	$(18,102)	$(14,637)
Gain on commodity and foreign currency contracts	$-	$-	$-	$(561)	$(852)	$(85)	$-	$-	$-	$(3,053)	$(4,551)
Impairment charge	$-	$-	$-	$(525,332)	$-	$-	$-	$-	$-	$(14,896)	$(540,228)
Earnings (loss) before income taxes	$8,015	$(7,987)	$-	$(540,067)	$71,164	$28,434	$(1,379)	$(5,855)	$18,097	$489	$(429,089)
Income taxes (recovery)	$(4,770)	$645	$-	$46,029	$(27,223)	$(16,969)	$(1,068)	$(67)	$(5,452)	$(7,882)	$(16,757)
Net earnings (loss) for the period	$3,245	$(7,342)	$-	$(494,038)	$43,941	$11,465	$(2,447)	$(5,922)	$12,645	$(7,393)	$(445,846)
Capital expenditures	$13,687	$17,109	$-	$86,641	$7,621	$13,574	$12,002	$246	$8,165	$356	$159,401
Total assets	$129,134	$181,798	$-	$973,078	$112,861	$99,523	$298,544	$470,240	$97,001	$405,277	$2,767,456
Total liabilities	$41,104	$43,828	$-	$260,120	$10,689	$25,870	$111,160	$1,471	$30,259	$54,166	$578,667

	Twelve months ended December 31, 2012 (Recast)
	Peru				Mexico			Argentina		Bolivia
	Huaron	Morococha	Quiruvilca		Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$100,787	$78,609		$13,954	$139,406	$201,195	$126,360	$171,943	$-	$96,340	$-	$928,594
Depreciation and amortization	$(8,686)	$(11,117)		$(340)	$(23,058)	$(16,337)	$(4,761)	$(27,785)	$(296)	$(11,299)	$(730)	$(104,409)
Exploration and project development	$(813)	$(2,335)		$-	$(2,420)	$(1,806)	$(1,129)	$(217)	$(10,482)	$-	$(17,544)	$(36,746)
Acquisition costs	$-	$-		$-	$-	$-	$-	$-	$-	$-	$(16,162)	$(16,162)
Interest income	$494	$55		$136	$659	$21	$17	$115	$-	$-	$1,079	$2,576
Interest and financing expenses	$(739)	$(675)		$(313)	$(112)	$(192)	$(238)	$(1,466)	$(46)	$(298)	$(3,599)	$(7,678)
Gain (loss) on disposition of assets	$28	$243		$-	$(10)	$13	$(51)	$289	$-	$-	$9,140	$9,652
Gain on derivatives	$-	$-		$-	$-	$-	$-	$-	$-	$-	$24,159	$24,159
Foreign exchange (loss) gain	$(177)	$49		$(42)	$(2,165)	$(464)	$(1,433)	$(5,108)	$3,049	$632	$11,236	$5,577
Gain on commodity and foreign currency contracts	$-	$-	$		$-	$-	$-	$-	$-	$-	$421	$421
Impairment charge	$-	$-		$-	$-	$-	$-	$-	$(100,009)	$-	$-	$(100,009)
Earnings (loss) before income taxes	$18,468	$(4,119)		$(1,433)	$23,597	$121,812	$71,999	$19,100	$(109,216)	$27,621	$6,088	$173,917
Income taxes (recovery)	$(6,925)	$(3,124)		$318	$(8,402)	$(39,797)	$(14,220)	$(13,312)	$1,439	$(8,492)	$(3,047)	$(95,562)
Net earnings (loss) for the period	$11,543	$(7,243)		$(1,115)	$15,195	$82,015	$57,779	$5,788	$(107,777)	$19,129	$3,041	$78,355
Capital expenditures	$22,936	$27,194		$353	$59,038	$10,936	$21,700	$15,858	$11,292	$3,053	$1,786	$174,146
Total assets	$157,476	$210,319		$-	$1,365,463	$179,883	$123,965	$301,472	$469,897	$105,298	$480,852	$3,394,625
Total liabilities	$49,337	$72,271		$-	$329,032	$9,037	$20,842	$83,794	$1,582	$34,309	$76,850	$677,054

	Twelve months ended Dec 31,
Product Revenue	2013	2012
Refined silver and gold	$500,928	$554,813
Zinc concentrate	68,094	72,502
Lead concentrate	162,601	120,178
Copper concentrate	92,881	181,101
Total	$824,504	$928,594

The Company has 14 customers that account for 100% of the concentrate and silver and gold sales revenue.  The Company has 4 customers that accounted for 33%, 22%, 13% and 10% of total sales in 2013, and 4

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

customers that accounted for 27%, 27%, 13% and 10% of total sales in 2012.  The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.

27.	Other Income and (expenses)

	2013	2012
Royalties income	$355	$323
Income – Quiruvilca property(1)	-	1,572
Initiation fee on Shalipayco property(2)	-	2,500
Chinalco grants (Note 11)	10,000	-
Other	(2,068)	975
Total	$8,287	$5,370
(1)	Represents income received on the Quiruvilca sales agreement.
(2)	Represents an initiation fee paid by a third party to commence exploration activities on the Shalipayco property.

28.	Income Taxes

	2013	2012 (Recast)
Current taxes
Current tax expense in respect of the current year	$54,365	$93,857
Adjustments recognized in the current year with respect to prior years	1,326	7,193
	55,691	101,050
Deferred taxes
Deferred tax recovery recognized in the current year	(865)	(965)
Adjustments recognized in the current year with respect to prior years	(523)	(4,523)
Adjustments to deferred tax attributable to changes in tax rates and laws	86,825	-
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment (Note 11,12)	(119,800)	-
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory (Note 21)	(4,571)	-
	(38,934)	(5,488)
Provision for income taxes	$16,757	$95,562

As of April 1, 2013, the applicable income tax rate in Canada was increased from 25.00% to 25.75%.  The change in tax rate has no income tax impact because the deductible temporary differences in Canada are not recognized.

Income tax expense differs from the amounts that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes.  These differences result from the items shown on the following table, which result in effective tax rates that vary considerably from the comparable periods.  The main factors which have affected the effective tax rates for the year ended December 31, 2013 and the comparable period of 2012 were the non-taxable portion of unrealized gains on the Company’s derivatives, foreign income tax rate differentials, additional mining taxes paid, and withholding taxes paid on payments from foreign subsidiaries.  In addition to the non-cash impairment charge it took on its Dolores assets, the Company recorded the deferred tax impact of the Mexican corporate tax rate increase and new special mining duty which were substantively enacted in 2013. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	2013	2012 (Recast)
(Loss) income before taxes	$(429,089)	$173,917
Statutory tax rate	25.75%	25.00%
Income tax (recovery) expense based on above rates	$(110,490)	$43,479
(Increase) decrease due to:
Non-deductible expenses	5,198	5,170
Change in net deferred tax assets not recognized	3,598	5,145
Non-taxable unrealized (gain) on derivative financial instruments – warrants and convertible notes	(4,304)	(6,040)
Foreign tax rate differences	(22,164)	5,148
Effect of other taxes paid (mining and withholding)	14,451	9,418
Change in net deferred tax assets not recognized for exploration expenses	2,042	2,111
Non-deductible foreign exchange (gain) loss	242	(2,549)
Impairment charges	41,166	35,003
Impact of Mexican tax reform	86,825	-
Other	193	(1,323)
	$16,757	$95,562
Effective tax rate	(3.91%)	54.95%
*The 2012 amounts have been recast to reflect the final Purchase Price Adjustment.

Deferred tax assets and liabilities

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	December 31, 2013	December 31, 2012 (Recast)
Net deferred assets (liabilities) beginning of year	$(324,813)	$(50,749)
Deferred tax liability resulting from Minefinders acquisition (Note 6)	-	(268,076)
Recognized in net (loss) earnings in year	38,934	5,488
Deferred tax assets derecognized for investment sold	-	(11,384)
Other	97	(92)
Net deferred assets (liabilities) end of year	$(285,782)	$(324,813)
Deferred tax assets	165	1,358
Deferred tax liabilities	(285,947)	(326,171)
Net deferred tax liability	$(285,782)	$(324,813)

Components of deferred tax assets and liabilities

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	December 31, 2013	December 31, 2012 (Recast)
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$6,419	$7,004
Tax losses	13,965	110
Provision for doubtful debts and inventory adjustments	(16,361)	(2,507)
Provision for employee (vacation, severance, retirement)	494	408
Accounts payable and accrued liabilities	5,405	8,636
Trade and other receivables	10,319	8,612
Mineral properties, plant, and equipment	(294,347)	(334,631)
Estimated sales provisions	(10,276)	(11,351)
Prepaids and other current assets	(1,609)	(1,480)
Withholding tax obligations	-	(834)
Other temporary differences and provisions	209	1,220
Net deferred tax asset (liability)	$(285,782)	$(324,813)

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Included in the amounts above are the following deferred tax assets (liabilities) resulting from the acquisition of Minefinders:

March 30, 2012
Deferred tax assets (liabilities) arising from:
Closure and decommissioning costs	$623
Provisions for doubtful debts and inventory adjustments	(9,396)
Accounts payable and accrued liabilities	1,556
Mineral properties, plant and equipment	(260,767)
Prepaids and other current assets	(114)
Other temporary differences and provisions	22
Net deferred tax asset (liability)	$(268,076)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2013	December 31, 2012 (Recast)
Tax loss (revenue in nature)	$117,100	$127,185
Net tax loss (capital in nature)	10,531	10,531
Resource pools	22,682	23,500
Financing fees	1,777	5,833
Property plant and equipment	8,684	12,631
Closure and decommissioning costs	21,948	22,842
Exploration expenses	25,495	22,822
Vacation accruals	1,078	998
Other temporary differences	262	654
	$209,557	$226,996

Included in the above amount are the losses, which if not utilized will expire as follows:

	Canada	US	Spain	Peru	Mexico	Barbados	Argentina	Total
2014	344	-	-	2,642	-	1	-	2,987
2015	20,572	-	-	33	-	13	-	20,618
2016 – and after	75,091	13,542	2,565	1,013	1,162	38	84	93,495
Total tax losses	$96,007	$13,542	$2,565	$3,688	$1,162	$52	$84	117,100

Taxable temporary differences associated with investment in subsidiaries

As at December 31, 2013, taxable temporary differences of $118.8 million (2012 – $126.8 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

29.	Commitments and Contingencies

a.	General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 8.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

c.	Credit Facility

The Company cancelled the $150.0 million credit facility effective December 31, 2012.

d.	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of December 31, 2013 and December 31, 2012 $41.5 million and $45.6 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 16.

e.	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company’s Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash charge of $86.8 million related to the deferred tax impacts of the above tax changes.

f.	Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2013 is $10.2 million (2012 $36.4 million) and the schedule of timing of payments for this obligation is found in Note 17.

g.	Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year.  In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published “measured” reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province.  The new law came into effect on July 5, 2013.  The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors.  The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina’s federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

h.	Labour law change in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits.  These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company.  At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company.  Based on this assessment, the Company did not accrue any amounts for the year ended December 31, 2013.  During 2014, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i.	Political changes in Bolivia

In early 2009, a new constitution was enacted in Bolivia that further entrenches the government’s ability to amend or enact certain laws, including those that may affect mining. On May 1, 2011, Bolivian President Evo Morales announced the formation of a multi-disciplinary committee to re-evaluate several pieces of legislation, including the mining law and this has caused some concerns amongst foreign companies doing business in Bolivia due to the government’s policy objective of nationalizing parts of the resource sector. However, Mr. Morales made no reference to reviewing or terminating agreements with private mining companies. Operations at San Vicente have continued to run normally under Pan American’s administration and it is expected that normal operations will continue status quo. Pan American will take every measure available to enforce its rights under its agreement with COMIBOL, but there is no guarantee that governmental actions will not impact the San Vicente operation and its profitability. Risks of doing business in Bolivia include being subject to new higher taxes and mining royalties (some of which have already been proposed or threatened), revision of contracts and threatened expropriation of assets, all of which could have a material adverse impact on the Company’s operations or profitability.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

j.	Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.  In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

k.	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l.	Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below.  Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011.  The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales.  In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit.  Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits.  The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”.  Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges.  Additionally, the governor of the province of Chubut, Argentina, has submitted to the provincial legislature draft law which if passed will introduce a 5% net smelter return royalty, in addition to the 3% provincial royalty discussed above.  Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project.  Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative.  The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 19.

Huaron and Morococha mines

In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1.0 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property.  In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow.  Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property.  The Participation Fee has now reverted back to the original percentage.  For the year ended December 31, 2013, the royalties to COMIBOL amounted to approximately $17.5 million (2012 - $20.2 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.  In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the year ended December 31, 2013, the royalties to Royal Gold amounted to approximately $4.5 million (2012 – $3.4 million).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.
In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad. As a consequence of these events, Pan American recognized an impairment charge of $100.0 million against the carrying value of the project for the year ended December 31, 2012.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

30.	Related Party Transactions

During the year ended December 31, 2013, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $0.4 million (2012 - $0.3 million) for consulting services.

Pan American Silver Corp.
Notes to the Consolidated Financial Statements
As at December 31, 2013 and 2012
(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Similarly, at December 31, 2013 an accrual was recorded for consulting services for a nominal amount (2012 - $0.01 million). These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year was as follows:

	2013	2012
Short-term benefits	$8,274	$7,288
Share-based payments	1,890	1,857
	$10,164	$9,145